FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                For May 31, 2001


                                    Regus plc

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                     England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                         Form 20-F X     Form 40-F
                                  ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                         Yes             No  X
                                            ---

                                    Regus plc

                                INDEX TO EXHIBITS

Item

1.       Press release of Regus plc dated May 31, 2001.

                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                          Regus plc




Date: May 31, 2001                      By:    /s/ Stephen Stamp
                                                 ------------------
                                          Name: Stephen Stamp
                                          Title: Group Finance Director

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to: the first quarter results for 2001. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Management's Discuss and Analysis of Financial Condition and Results of Operations - Overview" of the Company's Registration Statement on Form F-1.

ITEM 1

                                  PRESS RELEASE

        Embargoed until 12:00 noon GMT, 7:00 am EST Wednesday 9 May 2001



                REGUS ANNOUNCES FIRST QUARTER OPERATING PROFIT OF
              GBP 7.6 MILLION ON A 79 PER CENT INCREASE IN TURNOVER


Chertsey, UK, 9 May 2001, Regus plc, the international serviced office provider
   (LSE:RGU.L, NASDAQ:REGS), announces its preliminary results for the three months ended 31 March 2001.


HIGHLIGHTS:

                                3 months ended
                             31 March 01      31 March 00

                                   GBP m            GBP m
Turnover                           137.9             77.2            +79%

Centre contribution                 38.3             10.6           +261%

Operating profit/(loss)              7.6            (7.0)          +14.6m


EPS (diluted) (p)                    0.8            (1.9)           +2.7p
ADS (diluted) (c)+                   5.8           (15.6)          +21.4c

Average GBP:$                       1.44             1.60


+  based on UK GAAP


o Turnover up 79% for the quarter at GBP 137.9 million (including growth of 150% in the Americas region).

o Key metric, revenue per available workstation (REVPAW), from established centres increased 26% over the same quarter of 2000 to GBP 2,507
     (2000: GBP 1,988).

o Excluding a GBP 2 million receipt for an early termination, centre contribution was up 242% at GBP 36.3 million, representing a centre contribution margin of 26% (2000: 14%). On the same basis, centre contribution margin on established centres increased three per cent to 34%.

o In the three months, 15 new centres, including one joint venture centre, were opened and 9 centres were expanded, in aggregate adding 9,134 workstations to the Regus network and bringing the total at 31 March 2001 to 350 centres and 73,204 workstations.

o Net cash inflow from operating activities of GBP 3.7 million in the quarter.

o Joint ventures signed with Brookfield (US and Canada), Duke Weeks (US), GESCO (India) and Milano Centrale (Italy).

o In April, Stratis Business Centers Inc, the US business centre franchisor, was acquired for $10 million. Stratis has 12 existing operations and plans to open a further 15 in 2001.

o Also in April, Satellite/Skyport business centres were acquired in the Netherlands and Belgium for NLG 8 million. Satellite/Skyport operates at Schipol, Eindhoven and Brussels airports.

Commenting on the results, Mark Dixon, Chief Executive of Regus, said:

"This is an encouraging result in the context of a challenging business climate. Economic downturn should be a catalyst for companies to re-examine their cost base and at Regus we may be seeing the first signs of a structural shift as companies seek lower cost, flexible workspace solutions that can be tailored to their needs. We remain confident we will meet our targets for the year."



Enquiries:

Regus
Mark Dixon, Chief Executive                   Tel:     +44 1932 895000
Stephen Stamp, Group Finance Director

Financial Dynamics                            Tel:     +44 207 831 3113
David Yates
Richard Mountain


THE "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES REFORM ACT OF 1995.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including but not limited to risks associated with the serviced office market, the long-term nature of the company's lease commitments, its growth ambitions, foreign exchange and other risks and uncertainties, including those detailed in the prospectus that forms a part of the F-1 registration statement filed with the Securities and Exchange Commission.

REVIEW OF FIRST QUARTER 2001

The following table sets forth the Group's revenue, centre contribution and workstations (i.e. weighted average number of available workstations) by geographic region and by established centres vs. new centres:


                                                                  (in GBP millions, except workstations)
                                                        2000                                                2001
                             -------------------------------------------------    ------------------------------------------------
                                                     Centre                                               Centre
                                 Revenue       Contribution       Workstations        Revenue       Contribution      Workstations


UK & Ireland                         36.1               7.9             15,732            59.2             21.6             21,443
Rest of Europe                       24.1               4.6             16,002            39.5             10.7             22,082
Americas                             12.3             (0.4)              8,073            30.7              5.4             16,765
Rest of World                         4.7             (1.5)              3,907             8.5              0.6              5,024
                             ------------    --------------     --------------    ------------    -------------    ---------------
                                     77.2              10.6             43,714           137.9             38.3             65,314
                             ------------    --------------     --------------    ------------    -------------    ---------------



Established  centres*                38.0              11.7             19,113            88.7             31.9             35,377
New centres                          39.2             (1.1)             24,601            49.2              6.4             29,937
                             ------------    --------------     --------------    ------------    -------------    ---------------
                                     77.2              10.6             43,714           137.9             38.3             65,314
                             ------------    --------------     --------------    ------------    -------------    ---------------

*Establised centres are those open for 18 months or more at the period end, new centres are those open for less than 18 months at the period end.


Revenue

Regus' revenue on a global basis increased 79% to GBP 137.9 million in the first quarter 2001 from GBP 77.2 million in the first quarter 2000. The weighted average number of available workstations increased 49% to 65,314 from 43,714 in the same periods. In the first quarter 2001 Regus opened 15 new centres including one joint venture centre and expanded nine centres.

Revenue from established centres increased 133% to GBP 88.7 million in the first quarter 2001 (2000: GBP 38.0 million). Revenue per workstation in Regus' established centres increased to GBP 2,507 (2000: GBP 1,988) principally due to increased prices. Revenue from new centres increased 26% to GBP 49.2 million (2000: GBP 39.2 million). Revenue per workstation in Regus' new centres increased to GBP 1,643 (2000: GBP 1,593) due to the phasing of centre openings in 2001 compared to 2000.

Revenue in the UK and Ireland increased 64% to GBP 59.2 million (2000: GBP 36.1 million). Revenue per workstation increased to GBP 2,761 (2000: GBP 2,295). In the first quarter 2001, six new centres were opened in the UK and Ireland.

Revenue in the Rest of Europe increased 64% to GBP 39.5 million (2000: GBP 24.1 million). Revenue per workstation increased to GBP 1,789 (2000: GBP 1,506). In the first quarter 2001, three new centres were opened in the Rest of Europe.

Revenue in the Americas increased 150% to GBP 30.7 million (2000: GBP 12.3 million). Revenue per workstation increased to GBP 1,831 (2000: GBP 1,524). Regus opened six new centres in the Americas, including five in the US, of which one was a joint venture.

Revenue in the Rest of the World increased 81% to GBP 8.5 million (2000: GBP 4.7 million). Revenue per workstation increased to GBP 1,692 (2000: GBP 1,203).


Centre contribution

Centre contribution on a global basis increased 261% to GBP 38.3 million in the first quarter 2001 (2000: GBP 10.6 million). Centre contribution from established centres increased 173% to GBP 31.9 million (2000: GBP 11.7 million) and the centre contribution margin from established centres increased to 36% (2000: 31%). The Group received GBP 2 million in respect of the early termination of a management contract in the UK and Ireland following the sale of the property. Excluding this payment, overall centre contribution increased by 242% to GBP 36.3 million, centre contribution from established centres increased 155% to GBP 29.9 million and established centre contribution margin increased to 34%. Centre contribution from new centres improved to a positive GBP 6.4 million (2000: negative GBP 1.1 million) in line with Regus' continuing strategy of focusing its new centre opening programme on markets in which the Group already operates and thereby reducing start-up costs.

Centre contribution in the UK and Ireland increased 173% to GBP 21.6 million (2000: GBP 7.9 million). Centre contribution margin in the UK and Ireland increased to 36% in the first quarter (2000: 22%). Excluding the GBP 2 million receipt described above, centre contribution in the UK and Ireland increased by 148% to GBP 19.6 million and centre contribution margin increased to 33%. The Group continued to open centres in prime locations concentrating mainly on areas in and around London.

In the Rest of Europe, centre contribution increased 133% to GBP 10.7 million (2000: GBP 4.6 million). Centre contribution margin in the Rest of Europe increased to 27% in the first quarter (2000: 19%). The Group opened centres in Italy, France and The Netherlands.

Centre contribution from the Americas increased to a positive GBP 5.4 million from a negative GBP 0.4 million in 2000. The Group added five further centres to its US Network in Washington, Charlotte, San Francisco, Miami and Michigan as well as one centre in Mexico.

Centre contribution in the Rest of the World improved to a positive GBP 0.6 million from negative GBP 1.5 million in 2000. No new centres were opened in the Rest of the World region.


Administrative expenses

Administrative expenses increased 75% to GBP 29.8 million (2000: GBP 17.0 million) as a result of continued investment in sales, marketing and administrative infrastructure to support Regus' expanding network of centres. Overall, administrative expenses remained at 22% as a percentage of revenues. In the first quarter, sales and marketing costs increased 45% to GBP 14.4 million (2000: GBP 9.9 million). Regional and central overheads increased 117% to GBP
15.4 million (2000: GBP 7.1 million). Sales and marketing efforts were concentrated in existing markets with no new operations commencing in new countries in the first quarter 2001 (one new country in 2000). Nevertheless, marketing costs in 2001 are expected to be weighted towards the first half, reflecting the planned schedule of new centre openings.


Liquidity and capital resources

Cash at bank and in hand at 31 March 2001 was GBP 148.3 million, up from GBP
61.4 million at 31 March 2000. Total bank indebtedness at 31 March 2001 was GBP
11.4 million (2000: GBP 106.7 million). In addition, at 31 March 2001 the Group had outstanding finance lease obligations of GBP 41.1 million (2000: GBP 20.6 million).

Cash inflow from operating activities in the three months ended 31 March 2001 was GBP 3.7 million. The group was interest neutral on a net basis, GBP 0.6 million was paid in tax and GBP 26.4 million in capital expenditure. A further GBP 0.5 million was invested in joint ventures.



ACQUISITION

On 23 April, the Group acquired Stratis Business Centers Inc in the US for $10 million in cash and shares. Stratis has 12 existing operations with plans to open an additional 15 in 2001. Stratis will provide a significant franchising footprint in the US market with a broad presence throughout Eastern US, including Alabama, Florida, New Jersey and Georgia and brings a strong franchising management team to take responsibility for Regus' franchising strategy throughout the Americas.

On 25 April the Group acquired Satellite/Skyport Conference Centers for NLG8 million. The acquisition is to take effect from 1 January 2001. Satellite has complete business centres at Schiphol and Eindhoven airports. Skyport Corporate Meeting Centres has locations at Schiphol and Brussels airports.


OUTLOOK

The outlook for Regus' business remains positive although trading conditions generally have become more challenging over the last two quarters, particularly in the US.

Enquiry levels, a good indicator of future demand for Regus services, remain buoyant overall and, in the US in particular, increased 59% in the first quarter 2001 over fourth quarter 2000. Across the Group, enquiries were up 57% in the first quarter 2001 compared with fourth quarter 2000. The nature of enquiries is trending towards larger, longer term contracts that, by their nature, take longer to conclude and tend to be at finer margins because customers are more price-sensitive. The impact of these types of contracts on Regus is mitigated by reduced resale costs.

Significantly more workstations will be added to the network in the first half 2001 compared with second half 2001. The Group expects to add approximately 10,000 workstations to the network in the second quarter 2001 which is expected to limit centre contribution in the second quarter but beneficially impact second half 2001 contribution.

Overall, the Group is confident it will meet its targets for 2001.

Regus plc
CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the 3 months ended 31 March 2001 and 31 March 2000

                                                                                                      3 months            3 months
                                                                                                         ended               ended
                                                                                                   31 March 01         31 March 00
                                                                                                   (unaudited)         (unaudited)
                                                                                                       GBP'000             GBP'000

Turnover (including share of joint ventures)                                                            141,183              77,473

Less: Share of turnover of joint ventures                                                              (3,264)               (264)

                                                                                              ----------------    ----------------
Turnover                                                                                               137,919              77,209

Cost of sales (centre costs)                                                                          (99,599)            (66,622)

                                                                                              ----------------    ----------------
Gross profit (centre contribution)                                                                      38,320              10,587

Administration expenses                                                                               (29,759)            (16,994)

                                                                                              ----------------    ----------------
Group operating profit/(loss)                                                                            8,561             (6,407)

Share of operating loss in joint ventures                                                                (959)               (586)

                                                                                              ----------------    ----------------
Total operating profit/(loss): Group and share of                                                        7,602             (6,993)
joint ventures

Net interest receivable/(payable)
- Group                                                                                                    908             (2,165)
- Joint ventures                                                                                          (61)                   -

                                                                                              ----------------    ----------------
Profit/(loss) on ordinary activities before tax                                                          8,449             (9,158)

Tax on profit/(loss) on ordinary activities                                                            (3,979)               (341)

                                                                                              ----------------    ----------------
Profit/(loss) on ordinary activities after tax                                                           4,470             (9,499)

Minority interests (equity)                                                                                155                 152

                                                                                              ----------------    ----------------
Retained profit/(loss) for the period                                                                    4,625             (9,347)
                                                                                              ================    ================

Earnings/(loss) per ordinary share:
Basic (p)                                                                                                 0.82              (1.94)
Diluted (p)                                                                                               0.80              (1.94)


All results arose from continuing operations

Regus plc
CONSOLIDATED BALANCE SHEETS
As at 31 March 2001 and 31 December 2000


                                                                                                        As at                As at
                                                                                                     31 March          31 December
                                                                                                         2001                 2000
                                                                                                  (unaudited)            (audited)
                                                                                                      GBP'000              GBP'000

Fixed assets
Tangible assets                                                                                       221,208              193,453
Investments
Investments in own shares                                                                              45,477               47,021
Interest in joint ventures:
                                                                                            |----------------|  |----------------|
         Share of gross assets                                                              |         14,184 |  |         13,601 |
         Share of gross liabilities                                                         |       (10,327) |  |        (9,461) |
                                                                                            |----------------|  |----------------|
                                                                                                        3,857                4,140

                                                                                             ----------------    -----------------
Total investments                                                                                      49,334               51,161

                                                                                             ----------------    -----------------
                                                                                                      270,542              244,614
                                                                                             ----------------    -----------------

Current assets
Stocks                                                                                                    295                  279
Debtors: amounts falling due within one year                                                          150,440              129,677
Cash at bank and in hand                                                                              148,289              169,821
                                                                                             ----------------    -----------------
                                                                                                      299,024              299,777

Creditors: amounts falling due within one year                                                      (329,104)            (317,883)

                                                                                             ----------------    -----------------
Net current liabilities                                                                              (30,080)             (18,106)

                                                                                             ----------------    -----------------
Total assets less current liabilities                                                                 240,462              226,508
                                                                                             ----------------    -----------------

Creditors: amounts falling due after more than one year                                              (31,900)             (23,050)

Provisions for liabilities and charges                                                                  (794)                (794)

                                                                                             ----------------    -----------------
Net assets/(liabilities)                                                                              207,768              202,664
                                                                                             ================    =================


Capital and reserves
Called up share capital                                                                                29,034               29,034
Share premium account                                                                                 279,789              279,858
Other reserves                                                                                            615                  615
Profit and loss account                                                                             (101,089)            (106,417)

                                                                                             ----------------    -----------------
Equity shareholders' funds/(deficit)                                                                  208,349              203,090

Equity minority interests                                                                               (581)                (426)

                                                                                             ----------------    -----------------
                                                                                                      207,768              202,664
                                                                                             ================    =================

Regus plc
CONSOLIDATED CASH FLOW STATEMENT
For the three months ended 31 March 2001 and 31 March 2000

                                                                                                     3 months             3 months
                                                                                                        ended                ended
                                                                                                  31 March 01          31 March 00
                                                                                                  (unaudited)          (unaudited)
                                                                                                      GBP'000              GBP'000
Cash inflow from continuing operating activities
-Net cash inflow                                                                                        3,722               13,248
                                                                                            -----------------    -----------------

Returns on investments and servicing of finance
-Interest received                                                                                      1,723                  592
-Interest paid                                                                                          (883)              (2,168)
-Interest paid on finance leases                                                                        (789)                (581)

                                                                                            -----------------    -----------------
                                                                                                           51              (2,157)
                                                                                            -----------------    -----------------

Taxation
-Tax paid                                                                                               (590)                 (97)

                                                                                            -----------------    -----------------
                                                                                                        (590)                 (97)
                                                                                            -----------------    -----------------
Capital expenditure and financial investment
-Purchase of tangible fixed assets                                                                   (26,472)             (16,837)
-Sale of tangible fixed assets                                                                            100                   61

                                                                                            -----------------    -----------------
                                                                                                     (26,372)             (16,776)
                                                                                            -----------------    -----------------

Acquisitions and disposals
-Investments in joint ventures                                                                          (529)              (1,814)

                                                                                            -----------------    -----------------
                                                                                                        (529)              (1,814)
                                                                                            -----------------    -----------------

Cash (outflow) before management of liquid resources and financing                                   (23,718)              (7,596)

Management of liquid resources                                                                         35,264               15,934

Financing                                                                                             (3,986)              (6,899)

                                                                                            -----------------    -----------------
Increase in cash in the period                                                                          7,560                1,439
                                                                                            =================    =================

Regus plc
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the three months ended 31 March 2001 and twelve months ended 31 December
2000

                                                                                                     3 months            12 months
                                                                                                        ended                ended
                                                                                                31 March 2001     31 December 2000
                                                                                                  (unaudited)            (audited)
                                                                                                      GBP'000              GBP'000
Retained profit/(loss) for the financial period                                                         4,625             (13,530)

Currency translation differences                                                                          703                2,675

Tax charge on exchange differences                                                                          -                (872)

                                                                                             ----------------    -----------------
Total recognised profits/(losses) for the period                                                        5,328             (11,727)
                                                                                             ================    =================




RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

                                                                                                     3 months            12 months
                                                                                                        ended                ended
                                                                                                     31 March          31 December
                                                                                                         2001                 2000
                                                                                                  (unaudited)            (audited)
                                                                                                      GBP'000              GBP'000
Retained profit/(loss) for the financial period                                                         4,625             (13,530)

Proceeds of ordinary shares issued/(issue costs)                                                         (69)              238,548

Currency translation differences                                                                          703                2,675

Tax charge on exchange differences                                                                          -                (872)

                                                                                             ----------------    -----------------
Net increase/(decrease) in shareholders' funds                                                          5,259              226,821

Shareholders' funds/(deficit) at 1 January                                                            203,090             (23,731)

                                                                                             ----------------    -----------------
Shareholders' funds/(deficit) at 31 March                                                             208,349              203,090
                                                                                             ================    =================

NOTES


1.  Segmental reporting

Turnover:
                                                                                                            Three months ended
                                                                                                               31 March
                                                                                                         2001                 2000
                                                                                                      GBP'000              GBP'000

UK & Ireland                                                                                           59,424               36,129
Rest of Europe                                                                                         39,480               24,134
Americas                                                                                               33,791               12,592
Rest of World                                                                                           8,488                4,618
                                                                                              ---------------    -----------------
                                                                                                      141,183               77,473
                                                                                              ---------------    -----------------

Total Group                                                                                           137,919               77,209
Total joint ventures                                                                                    3,264                  264



Profit/(loss) before interest and tax:


                                                                                                        Three months ended
                                                                                                             31 March
                                                                                                         2001                 2000
                                                                                                      GBP'000              GBP'000
UK & Ireland                                                                                           14,662                3,919
Rest of Europe                                                                                          1,550              (1,059)
Americas                                                                                              (5,092)              (6,051)
Rest of World                                                                                         (2,090)              (3,586)
Other office costs                                                                                    (1,428)                (216)

                                                                                              ---------------    -----------------
                                                                                                        7,602              (6,993)
                                                                                              ---------------    -----------------

Total Group                                                                                             8,561              (6,407)
Total joint ventures                                                                                    (959)                (586)

2.  EARNINGS/(LOSS) PER SHARE

Earnings/(loss) per share after exceptional items is based upon profits/ (losses)for the three months ended 31 March 2001 and 2000 of GBP 4,625,000 and GBP (9,347,000) respectively. Earnings per share are calculated using the following weighted average numbers of shares:


                                                                                                           Three months ended
                                                                                                                31 March
                                                                                                           2001               2000
                                                                                                          000's              000's

Ordinary shares
- basic                                                                                                 562,556            481,222
Ordinary shares
- fully diluted                                                                                         576,131            481,222




3.(a) RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES


                                                                                                     3 months             3 months
                                                                                                        ended                ended
                                                                                                  31 March 01          31 March 00
                                                                                                  (unaudited)          (unaudited)
                                                                                                      GBP'000              GBP'000
Continuing operations
Operating profit/(loss)                                                                                 8,561              (6,407)
Depreciation charge                                                                                    13,939                7,632
Profit/(loss) on disposal of fixed assets                                                                 (2)                   68
(Increase)/decrease in stocks                                                                            (17)                    7
Increase in debtors                                                                                  (20,333)             (10,990)
Increase in creditors                                                                                   1,574               22,938

                                                                                             ----------------    -----------------
Net cash inflow from continuing operations                                                              3,722               13,248
                                                                                             ================    =================

3.(b)  FINANCING AND MANAGEMENT OF LIQUID RESOURCES

                                                                                                     3 months             3 months
                                                                                                        ended                ended
                                                                                                  31 March 01          31 March 00
                                                                                                  (unaudited)          (unaudited)

                                                                                                      GBP'000              GBP'000
Management of liquid resources

New cash deposits                                                                                     (2,805)              (2,276)
Repayment of cash deposits                                                                             38,069               18,210

                                                                                             ----------------    -----------------
                                                                                                       35,264               15,934
                                                                                             ================    =================

Financing
New loans                                                                                               1,541                  389
Repayment of loans                                                                                    (1,184)              (4,769)
Payment of principal under finance leases                                                             (4,274)              (2,519)
Issue costs                                                                                              (69)                    -

                                                                                             ----------------    -----------------
                                                                                                      (3,986)              (6,899)
                                                                                             ================    =================



3. (c)   RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET (BORROWINGS)/FUNDS

                                                                                                     3 months             3 months
                                                                                                        ended                ended
                                                                                                  31 March 01          31 March 00
                                                                                                  (unaudited)          (unaudited)
                                                                                                      GBP'000              GBP'000

Increase in cash in the period                                                                          7,560                1,439
Cash (inflow)/outflow from change in borrowings and finance leases                                      3,917                6,899
Cash outflow from increase in liquid resources                                                       (35,264)             (15,934)

                                                                                             ----------------    -----------------
Change in net funds/borrowings from cash flows                                                       (23,787)              (7,596)


Other non-cash items:
New finance leases                                                                                   (12,567)                (449)
Translation difference                                                                                (1,462)                 (18)

                                                                                             ----------------    -----------------
Movement in net funds/borrowings in the period                                                       (37,816)              (8,063)

Net funds/(borrowings) at 1 January                                                                   130,013             (59,902)

                                                                                             ----------------    -----------------
Net funds/(borrowings) at 31 March                                                                     92,197             (67,965)
                                                                                             ================    =================

3.(d) ANALYSIS OF CHANGES IN NET FUNDS/(BORROWINGS) IN THE YEAR


                                                      At 1                                                                   At 31
                                                   January                          Non-cash            Exchange             March
                                                      2001         Cashflow          changes           movements              2001
                                                   GBP'000          GBP'000          GBP'000             GBP'000           GBP'000

Cash at the bank and in hand                        31,432           13,884                -               (630)            44,686
Overdrafts                                         (1,203)          (6,324)                -                (19)           (7,546)
                                             -------------    -------------    -------------    ----------------    --------------
                                                    30,229            7,560                -               (649)            37,140

Debt due after 1 year                              (1,487)          (1,277)             (41)                  25           (2,780)
Debt due within 1 year                             (5,354)              920              (5)               (211)           (4,650)
Finance leases due after 1 year                   (21,150)            3,552         (10,344)               (780)          (28,722)
Finance leases due within 1 year                  (10,614)              722          (2,177)               (325)          (12,394)

                                             -------------    -------------    -------------    ----------------    --------------
                                                  (38,605)            3,917         (12,567)             (1,291)          (48,546)
Liquid resources                                   138,389         (35,264)                -                 478           103,603

                                             -------------    -------------    -------------    ----------------    --------------
                                                   130,013         (23,787)         (12,567)             (1,462)            92,197
                                             =============    =============    =============    ================    ==============

Liquid resources comprise cash held on deposit

Non-cash changes comprise new finance leases and reclassifications between categories

4.  US GAAP RECONCILIATION

The following is a summary of the adjustments to net income/(loss) and shareholders funds/(deficit) in accordance with US GAAP:


Net income/(loss):

                                                                                                       Three months ended 31 March
                                                                                                           2001               2000
                                                                                                        GBP'000            GBP'000
Net profit/(loss) reported in accordance with UK GAAP                                                     4,625            (9,347)

US GAAP adjustments:
    Compensation expense related to other variable
    plan options                                                                                            875                  -
    Deferred taxes                                                                                          131              1,273

                                                                                               ----------------    ---------------
Net profit/(loss) in accordance with US GAAP                                                              5,631            (8,074)
                                                                                               ----------------    ---------------



Shareholders' (deficit)/funds:
                                                                                                        As at                As at
                                                                                                     31 March          31 December
                                                                                                         2001                 2000
                                                                                                      GBP'000              GBP'000

Shareholders funds in accordance with UK GAAP                                                         208,349              203,090

US GAAP adjustments
    Compensation expense related to other variable plan options                                        10,904               10,778
    Deferred taxes                                                                                      2,033                1,902
    Employee share trust (investment in own shares)                                                  (45,477)             (47,021)

                                                                                             ----------------    -----------------
Shareholders' funds in accordance with US GAAP                                                        175,809              168,749
                                                                                             ----------------    -----------------